MAIL STOP 3561

August 3, 2006

Mr. C. Christian Winkle
Chief Executive Officer
MQ Associates, Inc.
4300 North Point Parkway
Alpharetta, GA 30022

> **Re: MQ Associates, Inc.**
> **Form 10-K**
> **Filed September 22, 2005**
> **File No. 333-101399**

Dear Mr. Winkle:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements

Notes to Financial Statements

Note 2 – Prior Period Restatement, page 75

1. Please revise your disclosure to separately quantify the effect of each type of
    restatement. Where multiple errors are identified, quantify the amount of each
    restatement and the specific financial statement line items that were affected. For
    example, under the caption "Correction of Accounts Payable and Accrued
    Liabilities", quantify the restatement relating to each major type of employee benefit
    program that was incorrectly accounted for, and the effect of the inadequate accounts
    payable cutoff procedures. Also, revise to disclose the specific actions taken that
    enabled you to conclude that your liabilities are now fairly stated.

Allowances for Contractual Adjustments and Doubtful Accounts Adjustment, page 78

2. We note your restatement was a result of your allowance analysis containing certain
    errors and the fact that you failed to consider certain available information and
    methodologies. Please expand your discussion to clarify the errors in your analyses,
    the certain information that was not considered and the methodologies that were not
    used. Your revised disclosure should provide sufficient detail to enable investors to
    evaluate the exact nature of the restatements. Further, please disclose the specific
    actions taken (e.g. current methodology) that enabled you to conclude that your
    allowance balances, revenues and patient receivables are now fairly stated. Please
    revise your MD&A accordingly.

Property and Equipment Adjustments, page 78

3. Please revise your disclosure to reconcile the apparent inconsistency between your
    statement that certain property and equipment accounts were overstated in the 2003
    and 2002 financial statements, to the tabular disclosure on page 76 which indicates
    that the restated 2003 balance was $90.2 million, representing an increase of $8.1
    million compared to the previously reported amount. Explain in detail the nature of
    each restatement affecting the previously recorded balances. To the extent that there
    were multiple and/or offsetting restatements, disclose the effect of each restatement
    individually.

<u>1934 Act Periodic Reports</u>

4. Considering the cumulative effect of your restatement at January 1, 2002, tell us when you intend to file amended financial statements for the years ended December 31, 2001 and December 31, 2000. Refer to Rule 3-03(c) of Regulation S-X.

5. In connection with the comment above, tell us when you intend to file amended periodic reports for each quarterly period for the year ended December 31, 2003. The amended quarterly reports should include restated comparative disclosures for each corresponding period in 2002, as these periods were originally reported beginning with the Form 10-Q for the quarter ended March 31, 2003 (filed on May 14, 2003).

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian K. Bhandari, Staff Accountant, at (202) 551-3390 or Carlton Tartar, Assistant Chief Accountant, at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies

cc: Derek O. Wallen, Esq.